UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of April 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Veolia Environnement 2013 Dividend

Paris, April 25, 2014. Veolia Environnement’s General Shareholders’ Meeting, held on April 24, 2014 in Paris, has approved the proposed dividend for the fiscal year 2013 of €0.70 per share and has decided that each shareholder will be allowed to opt to receive the dividend payment in cash or in newly-issued common stock in the Company, the option for payment in shares applying to the entire amount of dividend to which the shareholder is entitled.

The issuance price for the newly-issued common stock which will be issued in consideration for the dividend is set at €13.01. This price is equal to 95% of the average opening prices over the twenty trading sessions on the regulated stock market of Euronext Paris preceding the date of the General Meeting, less the amount of the dividend that is decided upon in the fourth resolution (i.e. €0.70 per share) and rounded up to the next highest euro cent.

The maximum total number of newly-issued shares which may be issued for the purposes of paying the dividend in shares is 28,766,061, which represents approximately 4.98% of the share capital and 5.10% of the exercisable voting rights in the Company, based on the number of shares in circulation on April 24, 2014 plus the maximum possible number of such newly-issued shares.

The ex-dividend date for the 2013 dividend shall be April 30, 2014 and payment will begin on May 28, 2014.

The shares issued in this manner shall carry entitlement to dividends as from January 1, 2014 and shall be the object of subsequent listing requests on Euronext Paris and the NYSE.
They shall carry the same rights and restrictions as common shares in circulation, as described in the Company’s Articles of Association and the 2013 Registration Document/Annual Financial Report available on the Company’s website (www.finance.veolia.com).

Shareholders may opt for the payment of the dividend in cash or for the payment of the dividend in new shares starting on April 30, 2014 up to and including May 16, 2014, by sending their request to the financial intermediaries that are authorized to pay said dividend or, for shareholders holding shares in the registered form, to the Company’s authorized representative (Société Générale, Securities and Stock Market Department, CS 30812 – 44308 Nantes Cedex 3).
After the May 16, 2014 deadline, the dividend shall only be paid in cash[1].

After the deadline for the option expires, the shareholders who have not opted for payment of the dividend in shares will receive the dividend in cash starting on May 28, 2014. For the shareholders

[1]	ADR holders may be subject to different election and payment dates and should consult the depositary for details.

April 25, 2014

who opted for the payment of the dividend in shares, the shares will be delivered as from the same date.

If the amount of the dividends for which the option is exercised does not correspond to a whole number of shares, shareholders may receive the immediately higher number of shares by paying the difference in cash on the date they exercise the option, or receive the immediately lower number of shares, plus the balance in cash.

This press release, which has been prepared in conformity with Annex III of AMF Instruction n° 2005-11, as amended, is provided for information purposes only and does not constitute an offer to purchase securities. This press release and any other document relating to payment of dividends in shares may only be published outside of France in conformity with applicable local laws and regulations and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law. The option to receive the fiscal year 2013 dividend in shares is not open to shareholders residing in any jurisdiction where such option would give rise to a registration requirement or require the granting of any authorization from local securities regulators; shareholders residing outside of France are required to inform themselves of any restrictions which may apply under their local law and comply with such restrictions. In any event, this option is open to shareholders residing in a Member State of the European Union, the United States of America, Canada and Switzerland; orders originating from other countries will not be accepted. The information required for a public offering of new shares in Switzerland pursuant to article 652a paragraph 1 of the Swiss Code of Obligations can be found on the Company’s website at www.finance.veolia.com. Shareholder must inform themselves of the conditions and consequences of the exercise of such option, which may be applicable under local law. In making their decision to receive the dividend in shares, shareholders must consider the risks associated with an investment in shares.

Veolia is the global leader in optimized resource management. With over 200,000 employees* worldwide, the company designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and to replenish them.

In 2013, Veolia supplied 94 million people with drinking water and 62 million people with wastewater service, produced 86 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia (Paris Euronext: VIE and NYSE: VE) recorded revenue of €22.3 billion* in 2013. www.veolia.com

(*) Excluding Transdev employees and revenue currently under divestment

Contacts

Group Media relations Laurent Obadia Sandrine Guendoul Tél : + 33 (0)1 71 75 12 52 sandrine.guendoul@veolia.com	Investor and Analyst Relations Ronald Wasylec - Ariane de Lamaze + 33 1 71 75 12 23 / + 33 1 71 75 06 00 Terri Anne Powers (USA) + 1 312 552 2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 28, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer